Koppers Inc. 436 Seventh Avenue Pittsburgh, PA 15219-1800 www.koppers.com

December 31, 2013

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 25, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 27, 2013

File No. 1-32737

Dear Mr. Cash:

Thank you for your letter dated December 23, 2013. We respectfully request an extension of ten (10) business days to respond to your comments. If granted, this requested extension would result in our submission of a response on or before January 23, 2014.

Please contact me at (412) 227 - 2118 if you would like to discuss this request, or if there is anything else we can provide. We appreciate your consideration.

Sincerely,

/s/ Leroy M. Ball

Leroy M. Ball Vice President and Chief Financial Officer